List of Subsidiaries

Name of Subsidiary	Country of Incorporation
642706 B.C. Ltd. (doing business as EYI Management	British Columbia, Canada
Halo Distribution LLC	Kentucky, USA
Essentially Yours Industries (Canada), Inc.	Canada
Essentially Yours Industries, Inc.	Nevada, USA
Essentially Yours Industries (Hong Kong) Limited	Hong Kong
Essentially Yours Industries (International) Limited	Hong Kong
RGM International, Inc.	Nevada, USA
World Wide Buyers' Club Inc.	Nevada, USA